Exhibit 3.9

CERTIFICATE OF FORMATION

OF

SABRA HEALTH CARE HOLDINGS II, LLC

1.	Name. The name of the limited liability company is Sabra Health Care Holdings II, LLC.

2.	Registered Office and Agent. The address of its registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

3.	Authorized Person. The name and address of the authorized person is Michael T. Berg, 101 Sun Ave. NE, Albuquerque, NM 87109. The powers of the authorized person shall terminate upon the filing of this Certificate of Formation.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Sabra Health Care Holdings II, LLC this 26th day of May, 2010.

/s/ Michael T. Berg
Michael T. Berg
Authorized Person